SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas - AmBev (the “Company”), held on July 25, 2008, drawn up in summary form.

1.	Date, time and venue: On July 25, 2008, starting at 10:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, José Heitor Attilio Gracioso, Roberto Herbster Gusmão, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Ratification of the Capital Increase To verify the subscription and paying-up, by the shareholders of the Company, of 431,336 new ordinary shares and 61,451 preferred shares issued pursuant to the General Shareholders’ Meeting held on April 28, 2008, representing, therefore, an increase in the capital stock of the Company in the amount of R$ 55,662,245.58. Consequently, the capital stock of the Company is now of R$ 6,599,777,182.19, divided into 614,912,249 shares, being 345,508,147 common shares and 269,404,102 preferred shares. The new shares will participate, in equal conditions to other shares in all benefits and advantages that may be declared in the future.

4.2. Refund of Withdrawals. To approve the refund, as from July 25, 2008, of the amounts used to pay-up shares by those shareholders who timely exercised their withdrawal right, as approved at the Board Meeting held on June 18, 2008.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, July 25, 2008.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves Brito

/s/ Marcel Herrmann Telles	/s/ José Heitor Attilio Gracioso

/s/ Roberto Herbster Gusmão	/s/ Vicente Falconi Campos

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Johan M. J. J. Van Biesbroeck

/s/ Pedro de Abreu Mariani Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham David Staley
Graham David Staley Chief Financial Officer and Investor Relations

3